Exhibit 99.1

Safe-T Protects Industrial IOT Networks with Zero Trust Solution

Announces new version to protect IIOT customers from IOT devices

HERZLIYA, Israel, March 28, 2019 — Safe-T® (Nasdaq, TASE:SFET), a provider of Software-defined Access (SDA) solutions for the hybrid cloud, today announced the launch of a new version of its Software Defined Perimeter (SDP) solution, designed for Industrial Internet Of Things (or IIOT) organizations. The new version extends the Zero Trust network and SDP solution to the world of IOT.

In recent years, IOT devices have become an important element across a wide range of industries. For instance, devices such as remote meters and connected lighting are now commonplace in any organization. With the increase of IOT devices, there has been a rise in the emergence of IOT security vendors. Until now, these vendors have focused on protecting the device itself from hackers, while leaving the organization to defend their data with legacy solutions that fail to address the unique requirements of IOT.

Safe-T, having the know-how and expertise in Zero Trust network design and SDP, has recognized this need and developed the first-ever SDP solution, protecting not only the IOT devices but also the IIOT organizations’ data center from remote IOT devices.

Safe-T’s Zero Trust solution is built on the company’s patented reverse-access technology platform, which reduces the attack surface of the IIOT network by controlling which IOT device can access the backend systems (meter data management systems, IOT platforms, etc.), enabling “qualified” IOT devices to participate in a Zero Trust strategy.

Safe-T’s new solution achieves this by forcing the IOT device to authenticate first before being granted access. Authentication can be done by sending a predefined token or credentials from the IOT devices to Safe-T’s SDP solution. Only after Safe-T’s secure access solution has authenticated the IOT device, it is granted on-demand access to the specific backend system.

This process of authentication first, access later, ensures that breached/hacked IOT devices or IOT devices which do not have the Safe-T API (Application Programing Interface) will never be granted access to the IIOT network.

“Today, Zero Trust vendors mainly target humans, but they are exceeded by the number of applications and IOT devices trying to access backend systems and we haven’t seen Zero Trust vendors trying to tackle this issue,” said Eitan Bremler, VP Technology at Safe-T. “Recognizing this potential problem, we adapted our Software Defined Perimeter solution to support application-to-application use cases, as well as IOT-to-application use cases.”

In addition to supporting IOT devices, Safe-T’s secure access solution also supports IOT bridges to which IOT devices connect. This reduces the changes required on the IOT device, and instead has the IOT bridge perform the authentication on behalf of the device.

About Safe-T

Safe-T® Data A.R Ltd., a wholly-owned subsidiary of Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of zero trust access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge. The company’s software-defined access (SDA) platform reduces the attack surface, empowering enterprises to safely migrate to the cloud and enable digital transformation. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure data, services, and networks from internal and external threats.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its new SDA solution and its potential to address market need and/or demand. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Rona Susel

Rona.susel@safe-t.com

+972-9-8666110